Honeyfund.com, Inc.



ANNUAL REPORT

2519 N McMullen Booth Rd. STE 510-260

Clearwater, FL 33761

(707) 340-3690

https://www.honeyfund.com/

This Annual Report is dated April 27, 2023.

BUSINESS

Honeyfund.com is a gift registry for couples to receive funds toward their honeymoon (or other savings goals) as a wedding gift. The company has served more than 1.1 million accounts and processed approximately $800 million in giving since 2006. Honeyfund.com, Inc. owns and operates the Honeyfund.com website, mobile app, and sister-site Plumfund.com.

Sources:
https://www.honeyfund.com/
https://www.honeyfund.com/honeymoon-funds
https://www.startengine.com/honeyfund
Honeyfund Internal Records

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $1,067,814.50
Number of Securities Sold: 1,231,440
Use of proceeds: Design and development of a life-long funding feature for Honeyfund's primary

crowdfunding/wedding registry service. Marketing of Honeyfund's service.
Date: August 06, 2021
Offering exemption relied upon: Regulation CF

Name: Common Stock
Type of security sold: Equity
Final amount sold: $481,211.30
Number of Securities Sold: 272,675
Use of proceeds: Design and development of a life-long funding feature for Honeyfund's primary crowdfunding/wedding registry service. Marketing of Honeyfund's service.
Date: August 22, 2022
Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Circumstances which led to the performance of financial statements:

Revenues

The Company revenues are made up of advertising and commissions revenues, cash gift-related revenues, and balance gift-related revenues, totaling $2,737,468 in 2021 and $4,027,237 in 2022.

The aggregate revenues increased by 47.2% from $2,737,468 in 2021 to $4,027,237 in 2022. The increase in revenues from 2021 to 2022 can be attributed to the company's efforts to increase members, increase balance gift revenues and increase advertising revenues.

Cost of Sales

The Company's cost of sales consists primarily of 84.7% merchant processing fees and 15.7% fraud losses. The total cost of sales decreased by 20.9% from $1,159,491 in 2021 to $916,381 in 2022. The decrease was due to shifting payment processing to lower-cost processors.

Gross Margins

As of December 31, 2022, gross profit was $3,110,856, which was 77.2% of revenues, a significant increase from the 2021 gross profit of $1,577,977, making up 57.6% of revenues. The improvement in margin was due to increased revenues and lower cost of revenue.

Expenses

The Company's expenses consist of, among other things, advertising and promotion, computer and internet expenses, insurance expense, interest expense, office supplies, payroll expenses, professional fees, rent expense, etc. Total operating expenses increased from $2,143,927 in 2021 to $3,684,806 in 2022, a 71.9% increase.

As of December 31, 2022, G&A expenses included payroll expenses at $1,767,018.76, which accounted for 59.4% of G&A (20 employees). Other expenses, such as computer and internet expenses, made up 15.8% of G&A at $469,283.90. Professional fees accounted for 6.1% of G&A at $181,812.98, rent expenses made up 0.85% of G&A at $25,191.81, and insurance and office supplies together made up 2.9% of G&A at $13,674.15 and $72,045.15, respectively.

The company's sales increased by 47.0% from $2,737,468.24 in 2021 to $4,027,237.43 in 2022, and the company's total operating expenses increased by 71.9% from $2,143,927 in 2021 to $3,684,806 in 2022, resulting in the company incurring a net loss of $428,134.00 in 2022. The loss reflects the company deploying the capital from the equity crowdfunding raise to grow staff and revenue.

Historical results and cash flows:

The Company had an accumulated deficit of $428,134 and cash in the amount of $1,711,109 as of December 31, 2022.

Operating Activities

As of December 31, 2022, cash provided by operating activities was $353,997, down from cash used in operating activities of $375,725 as of December 31, 2021.

Investing Activities

The Company's cash used by investing activities decreased from$362,164 in 2021 to $256,278 in 2022. The decrease was due to a decrease in capitalized software.

Financing Activities

The Company's cash provided by financing activities decreased from $887,008 in 2021 to $65,659 in 2022. The decrease was due to a focus on deployment vs raising capital.

Management has succeeded in increasing revenues in 2022 from 2021 by shifting activities to more profitable revenue sources. The company continues its work to add new revenues both in and beyond weddings and honeymoons, expanding the functionality of the Honeyfund site to plan and book honeymoons and other travel, and to raise money for other life events beyond the wedding: birthdays, anniversaries, babies, etc.

Management believes that the company's competitive advantage is an added strength that sets it apart from its competition in both wedding gifting and crowdfunding in that users can turn their friends and family's well wishes into cash to fund the honeymoon or any other savings goal. With the expansion of the page to accommodate all of life's gifting occasions, customers can receive cash and gift cards as a gift for any life event including baby showers, anniversaries, birthdays, holiday gifts, and more, all on one page. There is no need for multiple campaigns on different sites. There is no other known crowdfunding site or gifting website of its kind. In light of all the strategies the company is putting in place and its advantages in the market, the company has no financing concerns at this time.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $1,711,109.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: U.S. Small Business Administration
Amount Owed: $500,000
Interest Rate: 3.75%
Maturity Date: April 22, 2050
On April 22, 2020 the company entered into a loan agreement with the U.S. Small Business Administration in the amount of $ 500,000. The company is making interest-only payments of $2,437.00 and plans to start paying down principal in 2023. The balance of principal and interest will be payable Thirty (30) years from the date of the promissory Note. Interest will accrue at the rate of 3.75% per annum and will accrue only on funds actually advanced from the date(s) of each advance. The outstanding amount of the loan as of today is $500,000. (Note: 2021 Form C/AR incorrectly reported the balance due of $482,941.)

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Sara K Margulis

Sara K Margulis's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO

Dates of Service: March, 2009 - Present

Responsibilities: The responsibilities of the CEO include finance, advertising sales, and oversight of the company's marketing, product/engineering, HR and member success divisions. The CEO earns an annual salary of $265,000.

Position: Director

Dates of Service: March, 2009 - Present

Responsibilities: Board of directors

There are no other officers and directors at this time. The Company is actively recruiting two directors to fill board vacancies.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Sara K Margulis
Amount and nature of Beneficial ownership: 20,000,000
Percent of class: 90.4

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions.

OUR SECURITIES

The amount of security authorized is 200,000,000 with a total of 22,122,115 outstanding.

Voting Rights

Every shareholder entitled to vote shall be entitled to one vote for each share held, except as otherwise provided by law, by the articles of incorporation or by other provisions of these bylaws. Except with respect to elections of directors, any shareholder entitled to vote may vote part of his or her shares in favor of a proposal and refrain from voting the remaining shares or vote them against the proposal. If a shareholder fails to specify the number of shares he or she is affirmatively voting, it will be conclusively presumed that the shareholder's approving vote is with respect to all shares the shareholder is entitled to vote. At each election of directors, shareholders shall not be entitled to cumulate votes unless the candidates' names have been placed in nomination before the commencement of the voting and a shareholder has given notice at the meeting, and before the voting has begun, of his or her intention to cumulate votes. If any shareholder has given such notice, then all shareholders entitled to vote may cumulate their votes by giving one candidate a number of votes equal to the number of directors to be elected multiplied by the number of his or her shares or by distributing such votes on the same principle among any number of candidates as he or she thinks fit. The candidates receiving the highest number of votes, up to the number of directors to be elected, shall be elected. Votes cast against a candidate or which are withheld shall have no effect. Upon the demand of any shareholder made before the voting begins, the election of directors shall be by ballot rather than by voice vote. Please see voting rights of securities sold in this offering below.

Material Rights

Stock Options

The total amount outstanding on a fully diluted basis (22,122,115) includes 514,000 shares to be issued pursuant to outstanding stock options.

Voting Rights of Securities Sold in CF Offerings

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the COMMON STOCK should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any COMMON STOCK purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our life-long gifting feature with rewards. Delays or cost overruns in the development of our life-long gifting feature with rewards and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks • As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Honeyfund.com, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Honeyfund.com, Inc. could harm our reputation and materially negatively impact our financial condition and business. Market and Company Risk Market risk could result in this investment declining in value because of economic developments or other events that affect the entire market like the current pandemic. Company risk includes changes in this company's products, partners, competitors, or financial position that could negatively impact this company's stock price.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 27, 2023.

Honeyfund.com, Inc.

By   /s/ *Sara K Margulis*

     Name: Honeyfund.com, Inc.

     Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Honeyfund.com, Inc.



ANNUAL REPORT

2519 N McMullen Booth Rd. STE 510-260
Clearwater, FL 33761

https://www.honeyfund.com/

This Annual Report is dated April 26, 2023

HONEYFUND.COM, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2022 and 2021

I, Sara K. Margulis, the Chief Executive Officer of Honeyfund.com, Inc., hereby certify that the financial statements of Honeyfund.com, Inc and notes thereto for the periods ending 2022 and 2021 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2022 the amounts reported on our tax returns were total income of $3,882,947; taxable income of -$605,024 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 26, 2023.

Sara K Margulis, CEO

April 26, 2023

HONEYFUND.COM, INC.
Index to Financial Statements

HONEYFUND.COM, INC.
BALANCE SHEETS
FOR THE YEARS ENDED DECEMBER 31, 2022 (unaudited) AND 2021
(audited)

As of December 31,	2022	2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 1,711,109	$ 1,547,731
Accounts receivable- net	49,910	-
Prepaids and other current assets	190,888	69,600
Total current assets	1,951,907	1,617,331
Property and equipment, net	8,954	7,569
Intangible assets	403,798	505,257
Security deposit	-	-
Total assets	$ 2,364,659	$ 2,130,157
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 48,710	$ 41,678
Credit Card	132,289	64,544
Current portion of Loan payable	-	-
Other current liabilities	1,942,380	1,420,330
Total current liabilities	2,123,379	1,526,552
Loan Payable	527,249	682,813
Total liabilities	2,650,628	2,209,365
STOCKHOLDERS EQUITY		
Common Stock	1,484,023	1,065,838
Equity Issuance Costs	(295,644)	(98,831)
Retained earnings/(Accumulated Deficit)	(1,474,349)	(1,046,215)
Total stockholders' equity	(285,970)	(79,208)
Total liabilities and stockholders' equity	$ 2,364,659	$ 2,130,157

See accompanying notes to the financial statements

4

HONEYFUND.COM, INC.
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022 (unaudited) AND 2021
(audited)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net revenue	$ 4,027,237	$ 2,737,468
Cost of revenues	$ 916,381	1,159,491
Gross profit	3,110,856	1,577,977
Operating expenses		
General and administrative	$ 2,973,545	1,662,999
Sales and marketing	$ 711,261	480,928
Total operating expenses	3,684,806	2,143,927
Operating income/(loss)	(573,950)	(565,950)
Interest expense	$ 36,997	20,740
Other Loss/(Income)	$ (182,813)	(182,491)
Income/(Loss) before provision for income taxes	(428,134)	(404,199)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	$ (428,134)	$ (404,199)

See accompanying notes to financial statements.

(in , $US)	Common Stock Number of Shares	Amount	Equity Issuance Costs	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2019	**10,052**	**8,966**	**-**	**(42,775)**	**(33,809)**
Sharebased Compensation	-	-		-	-
Stock split 2,000 to 1	20,104,000	-			-
Capital raised on Crowdfunding	183,446	146,151	(26,822)	-	119,329
Net income/(loss)	-	-		(599,241)	(599,241)
Balance—December 31, 2020	**20,297,498**	**$ 155,117**	**$ (26,822)**	**$ (642,016)**	**$ (513,720)**
Sharebased Compensation					-
Capital raised on Crowdfunding	1,081,141	910,721	(72,009)		838,712
Net income/(loss)				(404,199)	(404,199)
Balance—December 31, 2021	**21,378,639**	**$ 1,065,838**	**$ (98,831)**	**$ (1,046,215)**	**$ (79,208)**
Sharebased Compensation					-
Capital raised on Crowdfunding	239,528	418,185	(196,813)		221,372
Net income/(loss)				(428,134)	(428,134)
Balance—December 31, 2022	**21,618,167**	**$ 1,484,023**	**$ (295,644)**	**$ (1,474,349)**	**$ (285,969)**

See accompanying notes to financial statements.

HONEYFUND.COM, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022 (unaudited) AND 2021
(audited)

Honeyfund.com, Inc
Compiled Statement of Cash Flows
12/31/2022 and 12/31/2021

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(428,134)	$	(404,199)
Gain on Sale	$	(1,800)	$	-
Depreciation and amortization	$	358,302	$	277,265
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Accounts receivables	$	(49,910)	$	-
Prepaid expenses and other current assets	$	(121,288)	$	62,682
Accounts payable	$	7,032	$	23,164
Credit Cards	$	67,745	$	18,361
Other current liabilities	$	522,050	$	398,452
Net cash provided/(used) by operating activities	$	353,997	$	375,725
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment	$	(1,508)	$	(1,805)
Capitalized Software expenditures	$	(254,770)	$	(360,359)
Net cash provided/(used) in investing activities	$	(256,278)	$	(362,164)
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on loans payable, net of payments	$	(155,713)	$	48,296
Capital raised on Crowdfunding	$	221,372	$	838,712
Net cash provided/(used) by financing activities	$	65,659	$	887,008
Change in cash	$	163,378	$	900,569
Cash—beginning of year	$	1,547,731	$	647,162
Cash—end of year	$	1,711,109	$	1,547,731
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	9,748	$	19,064
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements

1. NATURE OF OPERATIONS

Honeyfund.com, Inc. was originally incorporated on March 16, 2009, in the state of California. The company moved to Florida in 2017 and reincorporated in Florida on July 1, 2019. The financial statements of Honeyfund.com, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Clearwater, Florida.

Honeyfund.com is a gift registry for couples to receive funds toward their honeymoon (or other savings goals) as a wedding gift. The company has served more than 1.1 million couples and processed more than $800 million in giving since 2006. Honeyfund.com, Inc. owns and operates the Honeyfund.com website, mobile app, and sister-site Plumfund.com.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting. The Company has adopted the calendar year as its fiscal year.

Use of Estimates
The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable
Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022, the Company determined that no reserve was necessary.

Property and Equipment
Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Computers and Electronics	5 years
Furniture and fixtures	5-7 years

Intangible Assets

The company capitalizes its software expenses connection with internally developed solution. Intangible assets will be amortized over the expected period to be benefitted. Intangible assets are reviewed annually for impairment or when events or circumstances indicate their carrying amount may not be recoverable.

Income Taxes

Honeyfund.com, Inc. is a C-corporation for income tax purposes. TheCompany has filed tax returns from inception through 2022 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Revenue Recognition

The Company recognizes revenues primarily from the sale of its service when (a) persuasive evidence that an agreement exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (b) delivery has occurred or services have been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Customers of Honeyfund.com sign up on our website (www.honeyfund.com) or via the Honeyfund.com app. The customer creates a honeyfund page and invites their friends and family to contribute money or gift cards. After the gift transactions are processed, the funds are deposited into the customer's Honeyfund wallet (a digital gift card balance) or directed to a third party account such as PayPal or their bank account. The company earns money from payment processing, add-on donations, gift card sales, and gift card breakage. The company also earns money from advertisers who it promotes through banner ads, e-mail, and its social media accounts.

Cost of revenues

Costs of revenues consist of merchant account fees and fraud losses incurred in 2021 that hit the financials in 2022. With stricter controls in place, the company did not incur any new fraud losses in 2022 and does not anticipate meaningful fraud losses moving forward.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2022 and December 31, 2021 amounted to $711,260.89 and $480,928.32, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.
Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated

by market data.
Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events
The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 25, 2023 which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements
In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consists primarily of trade receivables. Accounts payable consist primarily of trade payables. Prepaid expenses consist of the following items:

As of Year Ended December 31,		2022		2021
Gift Card partners		166,111		54,023
Prepaid expenses		24,778		15,578
Total Prepaids Expenses and other Current Assts	$	190,888	$	69,600

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Gift Card Liability	1,638,442	1,325,821
Phantom Stock Comp Payable	41,020	41,020
Honeyfund Gives to Charity	217,348	-
Payroll and other liabilities	45,570	53,489
Total Other Current Liabilities	1,942,380	1,420,330

Honeyfund Gives is a new source of revenue in 2022 that invites givers to add a small donation onto their gift to support both the Honeyfund platform and a charity. This item represents payments due to the charity.

4. PROPERTY AND EQUIPMENT

As of December 31, 2022, property and equipment consists of:

As of Year Ended December 31,	2022	2021
Computers and Electronics	$ 38,228	$ 36,720
Furnitures and fixtures	-	1,564.00
Property and Equipment, at Cost	38,228	38,284
Accumulated depreciation	(29,274)	(30,715)
Property and Equipment, Net	$ 8,954	$ 7,569

Depreciation Expense for property and equipment for the fiscal year ended December 31, 2022, and 2021 was in the amount of $-1,441 and -$22,015, respectively.

5. INTANGIBLE ASSETS
As of December 31, 2022, intangible asset consists of:

As of Year Ended December 31,	2022	2021
Software Assets	$ 1,645,541	$ 1,388,820
Intangible assets, at cost	1,645,541	1,388,820
Accumulated amortization	(1,241,743)	(883,563)
Intangible assets, Net	$ 403,798	$ 505,257

Amortization expense for the fiscal year ended December 31, 2022 and 2021 was in the amount of $358,180 and $274,426, respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock
Per its original articles of incorporation, the Company was authorized to issue 10,000 shares of

common shares with no par value. On October 12, 2020, the company amended its articles of incorporation to authorize the issuance of 200,000,000 shares of common stock and simultaneously undertook a 1-for-2,000 stock split.

As of December 31, 2022, and December 31, 2021, common stock totaling 21,618,167 and 21,378,639 have been issued and outstanding, respectively.

7. DEBT

Loans

The Company's first PPP loan for $181,200 was forgiven in 2021 including accrued interest. During 2021 the Company entered into a second PPP loan contract in the amount of $182,813. The Company applied for forgiveness of the 2021 PPP loan in the amount of $182,813 and the loan was forgiven in 2022. The Company recognized other income in the amount of the forgiven loan and related accrued interest in 2022.

The Company has one outstanding EIDL loan taken out in 2020.

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
US SBA - PPP Loan 1	$ 181,200	1.00%	4/22/20	4/22/22	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
US SBA - PPP Loan 2	$ 182,813	1.00%	2/1/21	2/1/26	-	-	$ -	-	-	$ 1,676	$ 1,676	$ -	$ 182,813	$ 182,813
US SBA - SBA Loan	$ 500,000	3.75%	4/22/20	30 years	$ 36,997	$ 27,249	$ -	$ 500,000	$ 500,000	$ 18,750	$ 19,065	$ -	$ 500,000	$ 500,000
									-					-
Total					$ 36,997	$ 27,249	$ -	$ 500,000	$ 500,000	$ 20,426	$ 20,741	$ -	$ 682,813	$ 682,813

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022	
2023	$ 29,244
2024	29,244
2025	29,244
2026	29,244
2027	29,244
Thereafter	500,000
Total	**$ 646,220**

8. SHAREBASED COMPENSATION

Stock Option Grant

The Company authorized an Equity Incentive Plan (which may be referred to as the "Plan"). The Plan provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award. As of December 31, 2022, all shares were vested.

Stock Options Employees & Advisors

The granted options had an exercise price of $0.00, expire 1 year after last vesting date anniversary, and vesting over a four-year period. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2018
Expected life (years)	10.00
Risk-free interest rate	3%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

Stock option expense for the years ended December 31, 2022 and December 31, 2021 was $0 and $0, respectively.

Stock Options Investors

The Company issued 257 options to certain investors.. The options carry $0.01 exercise price and vest immediately. All options are outstanding as of December 31, 2022 and December 31, 2021.

Phantom Stock Plan

Board of Directors approved Employee Phantom Stock Compensation Plan, subject to the term and conditions. Under the Phantom Stock Plan, 3,108,000 shares of phantom stock may be awarded, and in the aggregate is not exceeding the equivalent of 15% of the company. The award is in the form of phantom common stock, which allows employee to receive additional compensation in the event of sale of the company's stock or assets. The value of this phantom share award is based on the growth of the company's value from the date of the granting to the event date. Vesting is subject to each individual's phantom stock agreement.

A summary of the changes in the number of outstanding phantom stock awards during the year ended December 31, 2022 for the Phantom Plans is provided below:

	Number of Awards
Outstanding at December 31, 2019	727,625
Granted	-
Settled	-
Forfeited	-
Outstanding at December 31, 2020	727,625
Granted	1,334,000
Settled	(20,000)
Forfeited	
Outstanding at December 31, 2021	2,041,625
Granted	-
Settled	-
Forfeited	(1,334,000)
Outstanding at December 31, 2022	707,625

A summary of liabilities for shares vested and compensation costs recognized in "General and administrative" in our Statements of Operations for the Director Phantom Stock Plan is provided below:

Year Ended December 31,		2022		2021	
Liabilities for shares vested	$	40,976	$	40,976	$
Compensation expenses (benefit)		0	$	(40,451)	$

The terms of the Phantom Stock Plan and individual phantom stock agreements will continue to govern all awards granted under the Phantom Stock Plan until such awards have been settled, forfeited, canceled, or have otherwise expired or terminated.

9. RELATED PARTY TRANSACTIONS

There are no related party transactions.

10. COMMITMENTS AND CONTINGENCIES

Operating Leases
The Company enters various operating leases for facilities on a month-to-month basis.
Rent expense was in the amount of $25,191.81 and $5,644.41 as of December 31, 2022, and December 31, 2021 respectively.

Contingencies
The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims
From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. The Company is involved with one arbitration case involving a former employee's dispute of their phantom stock buyback value. The arbitration is expected to be heard in 2024. The case is not expected to have a material effect on the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 26, 2022 the date the financial statements were available to be issued. One event of note is that the company no longer employs a Chief Operating Officer. All duties and salary of the role were distributed to other staff. The effect on financials is immaterial. The primary impact is on the forfeiture of 1,334,000 of phantom shares which have been returned to the pool. There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Sara K Margulis, Principal Executive Officer of Honeyfund.com, Inc., hereby certify that the financial statements of Honeyfund.com, Inc. included in this Report are true and complete in all material respects.

Sara K Margulis

CEO